Exhibit 1




                      PRELIMINARY RESULTS INDICATE CURRENT
                            IMMUCOR BOARD RE-ELECTED

     NORWELL, MA. NOVEMBER 30, 2001 - Kairos Partners today announced that, based on the number of proxies it submitted to the independent inspector of election at the Immucor annual meeting, IVS, it appears that the incumbent directors of Immucor, Inc. (NASQ: BLUD) have been reelected to the Board of Directors.

     Kairos Managing Director Kenneth L. Wolfe said, "Kairos would like to thank all Immucor shareholders for voting in connection with today's Annual Meeting of Shareholders and for actively participating in the proxy solicitation process over the past two months. Fighting an incumbent board is always a difficult and uphill battle. From the beginning of this process, Kairos' primary goal has been to give shareholders a greater voice in their company and to enhance shareholder value."

     "We believe that we have already accomplished many of our objectives by making Immucor more accountable to its shareholders, customers and employees. Moreover, we've demonstrated that shareholders can work together to affect positive change."

     "Although we are disappointed with the outcome of today's vote, we are nonetheless very pleased that many shareholders, independent corporate governance experts and most importantly the board and management of Immucor have recognized that the issues we raised needed to be rapidly addressed by the Company. We note that simultaneously with this proxy process, the Company amended its Shareholder Rights Plan in a way that is more favorable to Immucor's shareholders. We also are very pleased that the Company has publicly committed to appoint two new independent directorships to replace the outside directorships eliminated before the annual meeting, which will help ensure that the Board is empowered to oversee management's performance."

     "As an interested Immucor shareholder, Kairos is hopeful that the Company's board and management will demonstrate in the Company's actual results the performance they have promised in words. As one of the largest shareholder's of Immucor, Kairos will continue to monitor the Company's progress with a special concern on the management of debt and the increase in shareholder valuation."

     ABOUT KAIROS PARTNERS, L.P.

     Kairos Partners, L.P. seeks to obtain long-term capital appreciation by making influential investments in micro-cap and private medical device and diagnostics companies that have a differentiated technology platform or demonstrated product pipeline.

     More information about Kairos Partners can be found at www.kairos-partners.com. Copies of Kairos' definitive proxy statement and other Kairos soliciting materials, are available at the Securities and Exchange Commission's website at www.sec.gov.